Exhibit 99.50

SILVERCORP ANNOUNCES A ONE YEAR EXTENSION OF EXPIRY
DATE OF WARRANTS ISSUED IN 2006 FINANCING

August 23, 2007

Vancouver, British Columbia – August 23, 2007 – Silvercorp Metals Inc. (“Silvercorp”) announced today that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of the 1,250,623 common share purchase warrants issued by Silvercorp in its April 2006 bought deal financing from October 26, 2007 to October 26, 2008. The exercise price of these warrants remains unchanged at $24.00 and none of the warrants are held by insiders. The effective date of the change will be September 7, 2007.

About Silvercorp Metals Inc.

Silvercorp is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People’s Republic of China (“China”). Currently, Silvercorp’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively.

Silvercorp is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca